UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

1.	Results of extra-ordinary general meeting of shareholders of the Company dated September 25, 2015.

Pursuant to the approval of the Board of Directors of the Company at their meeting held on July 22, 2015 and in terms of the Notice of Extra-Ordinary General Meeting dated August 4, 2015, the Company wishes to announce that the shareholders of the Company at their extra-ordinary general meeting held today accorded their consent to issue and allot 23,360,000 Bonus Equity Shares of Rs. 10 each, credited as fully paid up to the shareholders of the Company as of the date of the Contribution Agreement i.e. Mr. Venugopal N. Dhoot, Mr. Anirudha Dhoot, M/s. Greenfield Appliances Private Limited, M/s. Synergy Appliance Private Limited, M/s. Solitaire Appliances Private Limited, M/s. Platinum Appliances Private Limited, M/s. Shree Dhoot Trading and Agencies Limited and M/s. Dome-Bell Electronics India Private Limited and issue and allot 3,999,984 Bonus Equity Shares of Rs. 10 each, credited as fully paid up, to Deutsche Bank Trust Company Americas for the benefit of Global Eagle Acquisition LLC, the Sponsor, by way of a bonus issue, subject to the requisite approval from the Ministry of Information and Broadcasting and other necessary approvals.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 25, 2015

Videocon D2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Chairman